Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

15 September 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dw 9/23

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	13 August 2004 but 7 May 2004 re Macquarie CountryWide Trust ("MCW") Units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by UBS Private Clients Australia Nominees Pty Limited as nominee for Catherine Livingstone and Michael Satterthwaite
Date of change	13 August 2004
No. of securities held prior to change	11,674 units
Class	MCW Ordinary Units
Number acquired	499 units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.6873 per unit
No. of securities held after change	12,173 units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Units acquired pursuant to a distribution reinvestment plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 15 September 2004

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE BANK

MACQUARIE INCOME SECURITIES

14 September 2004 – Macquarie Bank Limited notes today the judgement in the Federal Court of Australia denying the tax deductibility of interest payments by Macquarie Finance Limited in relation to Macquarie Income Securities (MIS).

Macquarie is reviewing the judgement with legal counsel with a view to lodging an appeal against the judgement.

Macquarie notes that the judgement will not impact the holders of MIS.

Macquarie also notes that the effect of the judgement is limited to payments from the issue date of MIS in 1999 until June 30, 2004, the aggregate tax effect of which is approximately $40 million. Payments are no longer deductible under the debt-equity tax reforms that apply to MIS from July 1, 2004.

For further information please contact:

Greg Ward, Chief Financial Officer	(02) 8232 3087
Dennis Leong, Company Secretary	(02) 8232 3273
Jenny Kovacs, Investor Relations	(02) 8232 3250

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

13 September 2004

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 10th September 2004, was 0.043%.

Yours faithfully,

Dennis Leong
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	8 September 2004 re: Macquarie Balanced Growth Fund ("BGF") units but this is the first notice re: Macquarie Newton Australian Absolute Return Fund ("AARF").

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Bond Street Custodians Limited as custodian of Divco 3 Pty Limited, a company controlled by a trust of which Allan Moss is a beneficiary
Date of change	2 August 2004 for AARF units. The change in holding in BGF occurred on 3 September 2004 and was reported on 8 September 2004 but was incorrectly reported due to an administrative error.
No. of securities held prior to change	1. BGF – 1,056,701.26 units held by Bond Street Custodians Limited; and 2. AARF – nil
Class	Units in unlisted managed funds
Number acquired	$50,000.00 worth of AARF units in Allan Moss' own name. The unit price has not yet been determined, so the number of units cannot yet be stated. This will be advised at a later date.

+ See chapter 19 for defined terms.

Number disposed	8,657.57 BGF units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. BGF - $8,849.77; and 2. AARF - $50,000.00
No. of securities held after change	1. BGF – 1,048,043.69 units held by Bond Street Custodians Limited; and 2. AARF – number to be advised when available
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Redemption of BGF units and investment in AARF units.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 9 September 2004

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	25 August 2004 but 8 July 2004 re Macquarie Balanced Growth Fund ("BGF") units, Macquarie Australian Market Neutral Fund ("ANMF") units and Macquarie Enhanced Fixed Interest Fund ('EFIF") units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Bond Street Custodians Limited as custodian of Divco 3 Pty Limited, a company controlled by a trust of which Allan Moss is a beneficiary
Date of change	3 September 2004 for BGF and ANMF units. There has been no change in holding in EFIF but it was incorrectly reported on 8 July 2004.
No. of securities held prior to change	1. BGF – 1,056,701.26 units; 2. ANMF – 1,012,410.42 units; and 3. EFIF – 2,598,826.31 units.
Class	Units in unlisted managed funds
Number acquired	Nil
Number disposed	1. BGF – 8,849.77 units; and 2. ANMF – 5,251.87 units.

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. BGF - $8,657.57; and 2. ANMF - $5,317.66.
No. of securities held after change	1. BGF – 1,047,581.49 units; 2. ANMF – 1,007,158.55 units; and 3. EFIF – 2,598,826.31 units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Redemption of units

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 8 September 2004